Exhibit 99.1





news from

FINANCIAL FEDERAL CORPORATION

733 Third Ave., New York, NY 10017 ◆ (212) 599-8000 ◆ www.financialfederal.com

FINANCIAL FEDERAL CORPORATION REPORTS THIRD QUARTER RESULTS

- **Net Income - $9.2 million (a 15% increase)**
- **Diluted EPS - $0.53 (a 20% increase)**
- **Receivables Originations - $269 million (a 28% increase)**
- **Record Finance Receivables Outstanding - $1.59 billion**
- **Loss Ratio - 0.03% (annualized)**
- **Efficiency Ratio - 25.6%**

NEW YORK, NY: June 6, 2005 - Financial Federal Corporation (**NYSE: FIF**) today announced results for its third quarter ended April 30, 2005. Net income for the quarter was $9.2 million, a 15% increase from the $8.0 million earned in the third quarter of fiscal 2004. Diluted earnings per share increased by 20% to $0.53 from $0.44. Diluted earnings per share increased by a higher percentage than net income because of our repurchase of 1.5 million shares of common stock in April 2004. Finance receivables originated during the quarter were $269 million compared to $211 million in the third quarter of fiscal 2004.

For the first nine months of fiscal 2005 and 2004, net income was $27.0 million and $23.0 million, respectively, an 18% increase. Diluted earnings per share increased by 25% to $1.56 from $1.25. Finance receivables originated increased by 36% to $762 million from $560 million. Finance receivables outstanding grew at an annualized rate of 12% to $1.59 billion at April 30, 2005 compared to $1.46 billion at July 31, 2004.

Paul R. Sinsheimer, CEO, commented: "Financial Federal's third quarter operating results were solid. New business volume continued at record levels and receivables outstanding increased by more than $55 million, a near 15% annual growth rate. Credit quality statistics continued at better than expected levels. We remain encouraged about the Company's near-term prospects notwithstanding the steady climb in short-term interest rates and the continued high cost of energy."

Steven F. Groth, CFO, remarked: "With our $250 million issuance of fixed rate term notes in May 2005, we reduced our exposure to rising interest rates and we increased our liquidity. We have also obtained lower credit spreads on our debt. We returned 11.5% on our equity in the third quarter with a low debt-to-equity ratio of 3.6x. Our liquidity and leverage levels allow for significant growth potential."

Asset Quality Measures
Asset quality remained strong in the third quarter of fiscal 2005:

- Net charge-offs were $0.1 million or 0.03% (annualized) of average finance receivables compared to $0.3 million and 0.08% in the second quarter, and $1.9 million and 0.54% in the third quarter of fiscal 2004.
- Non-performing assets were 1.67% of total finance receivables at April 30, 2005 compared to 1.81% at January 31, 2005 and 2.89% at April 30, 2004.
- Delinquent receivables (60 days or more past due) were 0.70% of total receivables at April 30, 2005 compared to 0.83% at January 31, 2005 and 1.83% April 30, 2004.

For the first nine months of fiscal 2005 and 2004, net charge-offs were $1.2 million or 0.11% (annualized) of average finance receivables and $8.1 million and 0.76%, respectively.

Other Financial Highlights
- Net interest margin declined to 5.39% in the third quarter from 5.96% in the prior year. The decline reflects increased interest expense caused by higher short-term market interest rates.
- The provision for credit losses declined to $0.1 million in the third quarter from $2.1 million in the prior year. The decline reflects significantly lower net charge-offs.
- Salaries and other expenses declined to $5.2 million in the third quarter from $5.6 million in the prior year. The decline reflects costs savings from significantly lower non-performing assets. The efficiency ratio improved to 25.6% from 26.7% and the expense ratio improved to 1.38% from 1.60%.
- Return on equity for the third quarter improved to 11.53% from 10.34% in the prior year, and for the first nine months improved to 11.36% from 10.05%.
- Return on assets for the third quarter improved to 2.44% from 2.30% in the prior year, and for the first nine months improved to 2.37% from 2.15%.

Conference Call
The Company will host a conference call tomorrow, June 7, 2005, at 11:00 a.m. (ET) to discuss its third quarter results. The call will be broadcast on the Company's website www.financialfederal.com (click on Investor Relations).

About Financial Federal
Financial Federal Corporation is an independent financial services company specializing in financing industrial and commercial equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. For more information, please visit the Company's website at www.financialfederal.com.

This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Please read the Company's most recent reports filed on Forms 10-K and 10-Q with the Securities and Exchange Commission identifying such risks and uncertainties.

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CONTACT: Steven F. Groth, Chief Financial Officer
                    (212) 599-8000

CONDENSED CONSOLIDATED UNAUDITED INCOME STATEMENTS
(In thousands, except per share amounts)

	Three months ended April 30,		Nine months ended April 30,	
	2005	**2004**	**2005**	**2004**
Finance income	$31,321	$29,029	$92,277	$88,840
Interest expense	10,878	8,213	30,632	25,453
Net finance income before provision for credit losses on finance receivables	20,443	20,816	61,645	63,387
Provision for credit losses	100	2,050	1,350	7,950
Net finance income	20,343	18,766	60,295	55,437
Salaries and other expenses	5,243	5,566	16,125	17,694
Income before income taxes	15,100	13,200	44,170	37,743
Provision for income taxes	5,858	5,164	17,130	14,764
Net Income	**$ 9,242**	**$ 8,036**	**$27,040**	**$22,979**
Earnings per common share:				
Diluted	**$0.53**	**$0.44**	**$1.56**	**$1.25**
Basic	0.54	0.45	1.59	1.27
Number of shares used:				
Diluted	17,387	18,239	17,358	18,447
Basic	17,070	17,928	16,979	18,096

CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
(In thousands)

	April 30, 2005	July 31, 2004	April 30, 2004
Assets			
Finance receivables	$1,590,789	$1,460,909	$1,433,818
Allowance for credit losses	(24,227)	(24,081)	(23,620)
Finance receivables-net	1,566,562	1,436,828	1,410,198
Cash	6,324	6,981	7,140
Other assets	11,805	20,109	15,374
Total Assets	$1,584,691	$1,463,918	$1,432,712
Liabilities			
Debt	$1,189,600	$1,093,700	$1,075,319
Accrued interest, taxes and other liabilities	62,312	66,328	62,798
Total liabilities	1,251,912	1,160,028	1,138,117
Stockholders' Equity	332,779	303,890	294,595
Total Liabilities and Equity	$1,584,691	$1,463,918	$1,432,712